HMF N-SAR

SUB-ITEM 77D:  Policies with respect to
security investments

The Hartford Emerging Markets Equity Fund
(formerly The Hartford Emerging Markets Research
Fund)
The principal investment strategy was revised to state the following: "The sub-adviser, Wellington
Management Company LLP ("Wellington
Management"), uses a quantitative multifactor approach to bottom-up stock selection, using a broad set of individual fundamental stock characteristics to model each stock's relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns."

The Hartford Inflation Plus Fund
The non-fundamental investment restriction on investments in illiquid securities was increased from 10% to 15% of net assets.

Hartford International Equity Fund (formerly
Hartford International Capital Appreciation Fund)
The Fund adopted the following non-fundamental policy pursuant to Rule 35d-1 under the Investment
Company Act of 1940, as amended (the "1940
Act"): "Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities or equity-related securities, including derivative investments that provide exposure to equity securities."

The principal investment strategy was further revised to state the following: "With respect to certain sleeves, Wellington Management uses fundamental analysis to select equity securities on the basis of potential for capital appreciation.
Wellington Management uses systematic screening methodologies to select equity securities based on their volatility characteristics for other sleeves."

Hartford Small Cap Core Fund (formerly The
Hartford Small/Mid Cap Equity Fund)
The non-fundamental policy to invest under normal circumstances at least 80% of its net assets in common stocks of small-capitalization and mid-capitalization companies was changed to remove the reference to mid-capitalization companies.





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